UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2002

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Hartmann Employee Savings and Investment Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Accountants                                     2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2002 and 2001                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2002 and 2001                    4

Notes to Financial Statements                                        5-9

Supplemental Schedules:

 Schedule of Assets (Held at End of Year), December 31, 2002         10

 Schedule of Reportable Transactions for the year ended
    December 31, 2002                                                11

Signatures                                                           12

Consent of Independent Accountants                                   13

                        Report of Independent Accountants


To the Employee Benefits Committee
Brown-Forman Corporation

Hartmann Employee
    Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hartmann Employee Savings and Investment Plan (the Plan) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
    April 25, 2003

                  Hartmann Employee Savings and Investment Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001

                                                          2002                                            2001
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value:
   Mutual funds                       $ 2,848,363             --       $ 2,848,363    $ 3,784,273             --        $ 3,784,273
   Investment contract and
    money market portfolios             3,171,416             --         3,171,416      2,851,773             --          2,851,773
   Brown-Forman Corporation
    Class B common stock                   40,140         $ 321,494        361,634         13,865         $ 342,009         355,874
   Loans to participants                  194,680             --           194,680        221,570             --            221,570
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                        6,254,599           321,494      6,576,093      6,871,481           342,009       7,213,490
Employers' contributions receivable        46,872             --            46,872         49,011             --             49,011
Employees' contributions receivable        23,259             --            23,259         26,049             --             26,049
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits     $ 6,324,730         $ 321,494    $ 6,646,224    $ 6,946,541         $ 342,009     $ 7,288,550
                                      ===========    ==============    ===========    ===========    ==============     ===========

The accompanying notes are an integral part of the financial statements.

                  Hartmann Employee Savings and Investment Plan
           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2002 and 2001

                                                          2002                                            2001
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Additions:
   Contributions:
      Employer                        $   189,892             --       $   189,892    $   198,441             --        $   198,441
      Employee                            365,384             --           365,384        381,068             --            381,068
                                      -----------    --------------    -----------    -----------     -------------     -----------
                                          555,276             --           555,276        579,509             --            579,509

   Interest income                        141,950             --           141,950        142,421             --            142,421
   Dividend income                         29,007          $  7,134         36,141         26,594          $  7,229          33,823
   Net appreciation in fair value           --               14,808         14,808          --                --              --
   Net transfers from other plans         100,708             --           100,708          --                --              --
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total additions                     826,941            21,942        848,883        748,524             7,229         755,753
                                      -----------    --------------    -----------    -----------    --------------     -----------

Deductions:
   Withdrawals by participants            452,501            42,457        494,958        439,065            21,972         461,037
   Net depreciation in fair value         996,251             --           996,251        923,507            21,150         944,657
   Net transfers to other plans             --                --             --           101,202             --            101,202
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total deductions                  1,448,752            42,457      1,491,209      1,463,774            43,122       1,506,896
                                      -----------    --------------    -----------    -----------    --------------     -----------

Net decrease                             (621,811)          (20,515)      (642,326)      (715,250)          (35,893)       (751,143)

Net assets available for benefits:
   Beginning of year                    6,946,541           342,009      7,288,550      7,661,791           377,902       8,039,693
                                      -----------    --------------    -----------    -----------    --------------     -----------

   End of year                        $ 6,324,730          $321,494    $ 6,646,224    $ 6,946,541          $342,009     $ 7,288,550
                                      ===========    ==============    ===========    ===========    ==============     ===========

The accompanying notes are an integral part of the financial statements.

                  Hartmann Employee Savings and Investment Plan
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Hartmann Employee Savings and Investment Plan
       (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all salaried employees of Hartmann Luggage Company (the Company). An employee becomes eligible to participate in the Plan after completion of one year of service. Effective January 1, 2002, an employee becomes eligible to participate in the Plan on the employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Non-highly compensated employees may contribute to the Plan an amount of not less than 2% nor more than 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the 2002 calendar year, currently $11,000. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions until they meet the eligibility requirements to participate in the Plan.

          Effective January 1, 2002, non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation, and highly compensated employees may contribute between 1% and 15% of their annual compensation.

          For nonretail employees, the Company's matching contribution is equal to 75% of the participant's elective deferral for the first 5% of the participant's annual compensation. For retail employees, the Company's matching contribution is equal to 50% of the participant's elective deferral for the first 2% of annual compensation and an additional 25% of the remainder of the participant's elective deferral up to 10% of annual compensation.

          The Company also makes a Company Retirement (CORE) contribution to each salaried employee of the retail division who is employed on the last day of the plan year, except those employees at the plant location in Lebanon, Tennessee, in an amount equal to 3% of the employee's eligible compensation during the year.

          Effective January 1, 2002, participants who have attained age 50 before December 31, 2002 may contribute an additional catch-up contribution up to $1,000, subject to the limitations of the Internal Revenue Code and the Plan.

          Each participant's account is credited with the participant's contribution on a monthly basis and an allocation of (i) the Company's matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis, and (iii) the CORE contribution on an annual basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $30,000, or (ii) 25% of the participant's compensation in the plan year. Effective January 1, 2002, the total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of
          (i) $40,000, or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $618 and $2,692 for 2002 and 2001, respectively.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Paysop Fund: This nonparticipant directed fund consists of company contributions of Class B nonvoting common stock of Brown-Forman Corporation. Contributions for any plan year were limited to one-half of one percent of the annual compensation of all employees covered by the Plan; however, the Company is no longer contributing to this fund. This fund will be eliminated when all stock allocated to participants is withdrawn.

       d. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. An employee becomes 100% vested in the CORE contribution after five years of service with the Company. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

       e. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the participant directed portion of the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment. A participant may also withdraw vested interest of the participant directed funds in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. Effective January 1, 2002, the participant's contribution shall be suspended for six months after the receipt of a hardship distribution.

          The distribution to a terminated participant is based on the market value of his vested interest in the Plan on the valuation date available immediately preceding the date of the benefit payment.

          Withdrawals of the Paysop Fund benefits can be made in cash or a single payment of the related common stock. If payment in common stock is elected, fractional shares are paid in cash.

          In addition, a participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant's account.

 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: Investment contract and money market portfolios are valued at cost which approximates fair value. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the period. Mutual funds are valued at their net asset value per share as quoted by the National Association of Securities Dealers. Participant loans are valued at cost which approximates fair value. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2002                              2001
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

       Mutual funds, investment contract
        portfolio and stock fund:
          Fidelity Magellan Fund                 12,254     $   967,551            12,205     $ 1,272,054
          Fidelity Equity-Income Fund            12,877         510,826            13,221         644,769
          Fidelity Growth Company                13,108         464,289            15,437         821,532
          Fidelity Retirement Money
           Market Portfolio                     408,172         408,172           410,632         410,632
          Managed Income Portfolio            2,763,244       2,763,244         2,441,141       2,441,141
          Brown-Forman Corporation Class B
           Common Stock Fund                      3,824          40,140             1,339          13,865
          Other investments                      53,023       1,100,377            40,066       1,267,488
                                                             ----------                        ----------
                                                              6,254,599                         6,871,481

       Common stock:
          Brown-Forman Corporation
           Class B common stock*                 29,723         321,494            33,012         342,009
                                                             ----------                        ----------
                                                            $ 6,576,093                       $ 7,213,490
                                                             ==========                        ==========
          *Nonparticipant directed

       During 2002 and 2001, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value as follows:

                                            2002                2001
                                         ----------          ----------
       Mutual funds                     $  (998,282)        $  (919,867)
       Brown-Forman Corporation
        Class B Common Stock Fund             2,031              (3,640)
                                         ----------          ----------
                                           (996,251)           (923,507)
       Brown-Forman Corporation
        Class B common stock                 14,808             (21,150)
                                         ----------          ----------
                                        $  (981,443)        $  (944,657)
                                         ==========          ==========

 4.    Tax Status:

       The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC).


 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain administrative costs incurred by the Plan are paid by the Company. Effective January 1, 2002, general administrative expenses of the third party recordkeeper and the administration fee for processing loans are allocated to the participants' accounts. Administrative expenses of $2,990 in 2002 were allocated to participants' accounts. Effective July 1, 2002, participant recordkeeping fees were waived by the third party recordkeeper.

                  Hartmann Employee Savings and Investment Plan
                            Plan #018 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2002


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,                       Current
  Lessor or Similar Party          Collateral, Par or Maturity Value          Cost         Value
----------------------------      -----------------------------------       --------    -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity        --       $    74,041
Janus Enterprise Fund           Mutual fund, variable rate and maturity        --           221,462
Janus Worldwide Fund            Mutual fund, variable rate and maturity        --           184,033
PIMCO Total Return Fund         Mutual fund, variable rate and maturity        --           148,806
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity        --           967,551
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity        --           510,826
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity        --           464,289
Fidelity Asset Manager*         Mutual fund, variable rate and maturity        --           237,208
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                  --           408,172
Managed Income Portfolio*       Investment contract portfolio, variable
                                 rate and maturity                             --         2,763,244
Spartan U.S. Equity Index
 Fund*                          Mutual fund, variable rate and maturity        --            40,147
Brown-Forman Corporation*       Class B common stock fund                      --            40,140
Brown-Forman Corporation*       Class B common stock                        $330,623        321,494
Participant loans*              Loans, 6%-6.25% rates, variable maturity       --           194,680
                                                                                        -----------
                                                                                        $ 6,576,093
                                                                                        ===========

*Party-in-interest to the Plan


                  Hartmann Employee Savings and Investment Plan
                            Plan #018 EIN #61-0143150
                             Schedule H, Line 4j --
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 2002


                                                                                  Expense                  Current Value
                                                  Purchase  Selling   Lease    Incurred with   Cost of      of Asset on     Net Gain
Identity of Party Involved  Description of Asset   Price     Price    Rental    Transaction     Asset    Transaction Date    (Loss)
--------------------------  --------------------  --------  -------   ------   -------------   -------   ----------------   --------

No reportable transactions.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Hartmann Employee Savings and Investment Plan has duly caused this report to be signed on behalf of the Plan Administrator by the undersigned thereunto duly authorized.


HARTMANN EMPLOYEE SAVINGS AND INVESTMENT PLAN

BY:



/s/ Milton B. Gillis
Milton B. Gillis
Member, Employee Benefits Committee
(Plan Administrator)

Vice President and Director of
Compensation and Employee Benefits

Brown-Forman Corporation

June 24, 2003

                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated April 25, 2003 relating to the financial statements and supplemental schedules of the Hartmann Employee Savings and Investment Plan as of and for the years ended December 31, 2002 and 2001 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 24, 2003
                                       13

                                                                   EXHIBIT 99


                    CERTIFICATE OF PERIODIC FINANCIAL REPORT


I, Milton B. Gillis, Vice President and Director of Compensation and Employee Benefits of Brown-Forman Corporation, on behalf of the Brown-Forman Corporation Employee Benefits Committee which functions as the chief executive officer and chief financial officer of the Hartmann Employee Savings and Investment Plan (the "Plan") certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K for the Plan for the fiscal year ended December 31, 2002 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

This certificate is being furnished solely for purposes of Section 906 and is not being filed as part of the Periodic Report.



Dated: June 26, 2003



                                           /s/ Milton B. Gillis
                                           Milton B. Gillis
                                           Member, Employee Benefits Committee

                                           Vice President and Director of
                                           Compensation and Employee Benefits

                                           Brown-Forman Corporation